UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

HemaCare Corporation

(Name of Issuer)

Common Stock, no par value

 (Title of Class of Securities)

423498104

 (CUSIP Number)

Steven B. Gerber, 15350 Sherman Way, Suite 350, Van Nuys, California, 91406, (818) 226-1968

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

3/25/08

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 423498104

1.	Names of Reporting Persons Steven B. Gerber

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 148,750 (1)

	8.	Shared Voting Power 695,000 (1)

	9.	Sole Dispositive Power 148,750 (1)

	10.	Shared Dispositive Power 695,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 843,750 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.6% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)	See Item 5.
(2)
The percents of class reported in this Item 13 and elsewhere in this Schedule 13D are based on 8,799,955 shares of Common Stock outstanding as of November 6, 2007 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 16, 2007.

CUSIP No. 423498104

1.	Names of Reporting Persons Barbara Gerber

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 695,000 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 695,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 695,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.9% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)	See Item 5.
(2)
The percents of class reported in this Item 13 and elsewhere in this Schedule 13D are based on 8,799,955 shares of Common Stock outstanding as of November 6, 2007 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 16, 2007.

CUSIP No. 423498104

1.	Names of Reporting Persons Gerber Family Trust, dated 12/13/96

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 695,000 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 695,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 695,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.9% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)	See Item 5.
(2)
The percents of class reported in this Item 13 and elsewhere in this Schedule 13D are based on 8,799,955 shares of Common Stock outstanding as of November 6, 2007 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 16, 2007.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, no par value per share (the “Common Stock”), of HemaCare Corporation, a California corporation (the “Issuer”). The principal executive offices of the Issuer are located at 15350 Sherman Way, Suite 350, Van Nuys, California, 91406.

Item 2.	Identity and Background

(a)
This Schedule 13D is being filed jointly by Steven B. Gerber and Barbara Gerber and the Gerber Family Trust dated 12/13/96 (collectively, the “Reporting Persons”). Mr. and Mrs. Gerber are the trustees of the Gerber Family Trust dated 12/13/96. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists. The Reporting Persons have entered into a Joint Filing Agreement, dated as of March 25, 2008, a copy of which is attached hereto as Exhibit A.

(b)	Residence or business address: c/o HemaCare Corporation, 15350 Sherman Way, Suite 350, Van Nuys, CA, 91406

(c)	Present Principal Occupation or Employment: Private Investors

(d)	Criminal Conviction: None

(e)	Court or Administrative Proceedings: None

(f)	Citizenship: United States of America

Item 3.	Source and Amount of Funds or Other Consideration

Personal funds.

Item 4.	Purpose of Transaction

State the purpose or purposes of the acquisition of securities of issuer: Investment Describe any plans or proposals which the reporting persons may have which relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer of any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)
Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer’s charter, by laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Whether the Reporting Persons purchase any additional securities of the Issuer, or dispose of any securities of the Issuer, and the amount of any such transactions, will depend upon the Reporting Persons’ individual continuing assessments of pertinent factors, including the availability of securities of the Issuer for purchase at particular price levels, the Issuer’s and the particular Reporting Person’s business and prospects, other business investment opportunities available to the particular Reporting Person, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the management of the Issuer, the availability and nature of opportunities to dispose of the particular Reporting Person’s interest in the Issuer, to realize trading profits or minimize trading losses, and other plans and requirements of the particular Reporting Person. Depending upon its individual assessments of these factors from time to time, each Reporting Person may change its present intentions as stated above, including determining to acquire additional securities of the Issuer (by means of open market or privately negotiated purchases) or to dispose of some or all of the securities of the Issuer held by or under the control of such Reporting Person. Except as described herein, at the present time the Reporting Persons have no plans or proposals which relate to or would result in any of the events described in paragraphs (a) through (j) above. The Reporting Persons, however, expect to evaluate on an ongoing basis the Issuer’s financial condition, business, operations and prospects, the market price of the Issuer’s Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors they deem appropriate. Accordingly, the Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate, subject to relevant legal restrictions.

Item 5.	Interest in Securities of the Issuer

(a)
Steven B. Gerber has the right to acquire an additional 148,750 shares (representing 1.7% of the outstanding Common Stock) upon the exercise of stock options on or before May 26, 2008. The Gerber Family Trust dated 12/13/96 owns 695,000 shares of the Common Stock of the Issuer (representing 7.9% of the outstanding Common Stock). Each Reporting Person disclaims ownership of all shares of Common Stock in which such Reporting Person does not have a pecuniary interest.

(b)
As the trustees of the Gerber Family Trust dated 12/13/96, Steven B. Gerber and Barbara Gerber may be deemed to have beneficial ownership of the shares of Common Stock owned by that trust. Accordingly, Steven B. Gerber has the sole voting and dispositive power with respect to 148,750 shares, and each of the Reporting Persons may be deemed to have shared voting and dispositive power with respect to 695,000 shares.

(c)	Transaction Date Shares or Units Purchased (Sold) Price per Share or Unit
3/25/08 465,000 $0.29 Purchased by the Gerber Family Trust dated 12/13/96 from the HemaCare 2004 Stock Purchase Plan.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits

Exhibit A: Joint Filing Agreement, dated March 25, 2008, among Steven B. Gerber, Barbara Gerber and the Gerber Family Trust dated 12/13/96. Exhibit 24.1: Power of Attorney

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 27, 2008
Date

/s/ Robert S. Chilton, Attorney-in-Fact
Steven B. Gerber

/s/ Robert S. Chilton, Attorney-in-Fact
Barbara Gerber

/s/ Robert S. Chilton, Attorney-in-Fact
Gerber Family Trust dated 12/13/96

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)	Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and
(ii)
Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: March 25, 2008

/s/ Steven B. Gerber
Steven B. Gerber

/s/ Barbara Gerber
Barbara Gerber

/s/ Steven B. Gerber
Gerber Family Trust dated 12/13/96
By: Steven B. Gerber